UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                                    April 19,
2021
  Christopher S. Kiper
  Managing Member
  Legion Partners Holdings LLC
  12121 Wilshire Boulevard, Suite 1240
  Los Angeles, VA 90025

          Re:     OnesSpan Inc.
                  DFAN14A preliminary proxy statement filing made on Schedule
14A
                  Filed on April 15, 2021 by Legion Partners Holdings LLC, et al.
                  File No. 000-24389

  Dear Mr. Kiper,

       We have reviewed the above-captioned filing, and have the following comments. Our comments may ask for additional information so that we may better understand the disclosure.

          Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in reply to these comments, we may have additional comments. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.
  Definitive Additional Materials filed on Schedule 14A

  1. Please refer to the following statement:    If the Company were to
monetize the declining
     Hardware business, doing so would immediately transform OneSpan into a pure play software company and likely rerate its shares closer to peer levels, or roughly 70% higher
     than current levels.    In future communications, please present any
identical or similar
     statement as an opinion. Given the suggestion that, as a smaller company with less revenue
     after selling the hardware operation, OneSpan   s market value would rise
with no change in
     the fundamentals underlying its software revenue, please provide us with a reasonable factual basis for the 70% estimate and advise us what consideration, if any, the participants gave to adhering to the disclosure standards enunciated in Release No. 34-16833 (May 23, 1980).

  2. Please refer to the following assertion:    four of the Company   s
long-tenured directors who
     we believe lack the independence and skillsets to help ensure an appropriate valuation for
     OneSpan.    Nine out of 10 OneSpan directors, however, qualify as
independent under the
     applicable standards codified within NASDAQ rules. Given that only one non-independent director exists, please advise us, with a view toward corrective disclosure, of the factual
     foundation for the assertion that four of OneSpan   s directors lack
independence.
 Christopher S. Kiper
c/o Legion Partners Holdings LLC
April 19, 2021
Page 2

3. Please refer to the following statement:    Rather than proactively address
this structural issue
   through a strategic review of the Hardware business over a year ago when we first raised the issue and when its revenue and value were much higher, the Board chose not
to act.    The
   Board, however, disclosed that it formed a new Finance and Strategy Committee in
   September 2020. On December 9, 2020, OneSpan retained an investment bank to act as an independent financial advisor in connection with a strategic review. Please advise us, with a view toward corrective disclosure, the basis for the assertion that the
Board    chose not to act
   with respect to performing a strategic review of OneSpan, including its hardware business.

        We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or inaction by the staff.

        You may contact me at (202) 551-3266 with any questions.


                                                            Sincerely,

                                                            /s/ Nicholas P.
Panos

                                                            Nicholas P. Panos
                                                            Senior Special
Counsel
                                                            Office of Mergers &
Acquisitions

 cc:   Elizabeth Gonzalez-Sussman, Esq.